Exhibit 99.1

Date: April 26, 2017	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PolyMet Mining Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	May 24, 2017
Record Date for Voting (if applicable):	May 24, 2017
Beneficial Ownership Determination Date:	May 24, 2017
Meeting Date:	July 19, 2017
Meeting Location (if available):	Hilton Toronto, Osgoode Room,
145 Richmond Street West,
Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	731916102	CA7319161021

Sincerely,

Computershare
Agent for PolyMet Mining Corp.